FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange and National Securities Commission, dated November 5, 2004, regarding YPF Sociedad Anónima’s Financial Statements as of September 30, 2004.

Buenos Aires, November 5, 2004

Buenos Aires Stock Market

National Securities Commission

Ref.: Change in the Board of Directors and Financial Statements as of September 30, 2004

The Board of Directors of the Corporation, at its meeting held on November 4, 2004, considered and resolved to accept the resignation submitted by Alfonso  Cortina de Alcocer as Regular Director of Class D and Chairman, thanking him for the valuable and outstanding services rendered to the Company during his term of office.

At the same meeting, and in accordance with the provisions of the Law of Corporations Number 19.550, section 258, the Supervisory Committee filled the Board of Directors’ vacancy, appointing Antonio Brufau Niubo  as Regular Director of the Class D. Thereafter, and in compliance with the provisions of Article 18 of the Corporate By-laws, The Board of Directors appointed Antonio Brufau Niubo and Ramón Blanco as Chairman and Vice-Chairman of the Board of Directors, respectively.

YPF S.A. announced that the Board of Directors approved, in its meeting held on November 4, 2004, the financial statements for the nine-months period ended September 30, 2004.

Herein below, you will find the relevant information related to the consolidated YPF Financial Statements:

Profit	(Millions of Pesos)
Net Profit from continuing operations before income tax		6,311
Income Tax		(2,465)
Profit from continuing operations		3,846
Profit from discontinued operations		3
Profit from the sale of the discontinued operations		47
Net Profit for the period		3,896

Shareholders’ Equity as of September 30, 2004	(in Millions of Pesos)

Shareholders’ Contributions:
Subscribed Capital	3,933
Adjustment to Contributions	7,266
Issuance Premiums	640
Irrevocable Contributions	28	11,867
Legal Reserve		1,286
Reserve for Future Dividends		1,770
Unappropriated Retained Earnings		7,967
Total Shareholders’ Equity		22,890

Also, it should be considered that during the nine-months period ended September 30, 2004, the following facts have taken place:

•                  Investments (principally in Exploration & Production, and Refining & Marketing areas in Argentina) rose to Ps. 2,022 million

•                  YPF S.A. exports amounted to US$2,059 million before hydrocarbon export withholdings, reflecting an increase of 8% as compared to the same period of the year before.

•                  Taxes, contributions and royalties paid to National Government and provinces amounted to Ps 9,421 million.

Shares which do not belong to the controlling group

On September 30, 2004 the amount of shares that did not belong to the controlling group of shareholders rose to 3,769,071 shares, divided into the following classes and representing the following percentages over the capital stock:

	Amount of shares	%
Class A	3,764	0.00
Class B	7,624	0.00
Class C	1,475,704	0.38
Class D	2,281,979	0.58

Sincerely yours,

Carlos Olivieri

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	November 8, 2004	By:	/s/ Carlos Olivieri
			Name:	Carlos Olivieri
			Title:	Chief Financial Officer